November 29, 2007

By U.S. Mail and filed on EDGAR

Mr. Matthew Komar
Ms. Rebekah Blakely Moore
Senior Accountant
U.S. Securities and Exchange Commission Mail Stop 4561 100 F Street, N.E. Washington, DC 20549

Re:      Tri City Bankshares Corporation
         Comments/Revisions Form 10-K
         Your Letter of November 1, 2007
         File Number 000-09785

Dear Mr. Komar and Ms Moore:

Our responses to your November 1, 2007 letter are as follows:

General

1. We will include our revised disclosures for Allowance for loan losses, page 17 and for Note 3-Held to Maturity Securities, page 45 in our form l0-Q for the period ended September 30, 2006. However, because we are still in the process of discussing with you the changes that we will make to Note 6-Mortgage Servicing Rights, page 50 we will not be able to include these revised disclosures in our September 30, 2007 form 10-Q.

We have, however, added the following disclosure in our September 30, 2007 form 10-Q.

          "Mortgage servicing rights (MSRs) decreased $81,000 during the first nine months of 2007. The Corporation capitalized $93,000, amortized $174,000 and did not sell any MSRs. The principal balance of loans serviced was $184.4 million at September 30, 2007 compared with $187.6 million at December 31, 2006 with the decrease due to amortization and pre-payments of existing loans serviced exceeding originations of new loans sold with servicing retained. The carrying value of MSRs was $0.7 million, or 0.38% on loans serviced at September 30, 2007 compared with $0.8 million, or 0.41% on loans serviced at December 31, 2006."

Mr. Matthew Komar
Ms. Rebekah Blakely Moore
November 29, 2007
Page 2

2.   In response to the comments in your  November 1, 2007 letter the  company's
     disclosure   regarding   mortgage  servicing  rights  will  be  revised  in
     accordance with the following draft disclosure:

Note 6-Mortgage Servicing Rights, page 50

          "The carrying value of mortgage servicing rights recorded by the company is calculated in accordance with the provisions of SFAS NO.
          140. SFAS No. 140 permits capitalized mortgage servicing rights (MSRs) to be amortized in proportion to and over the period of estimated net servicing income and to be assessed for impairment. The company relies on industry data to estimate the initial fair value of MSRs to be capitalized as a percentage of the principal balance of the loans sold. The company adjusts the carrying value monthly for reductions due to actual prepayments including defaults. The company assesses its mortgage servicing rights for impairment each reporting period using the most recent statistical data published by the Office of Thrift Supervision (OTS tables). For the year ending December 31, 2007, the weighted average coupon of mortgage loans underlying the MSRs was X.XX% and the weighted average remaining maturity of the mortgage portfolio underlying the MSRs is XXX months. Accordingly, the company utilized weighted average coupon rates of X.X% and X.X% and weighted average remaining maturity of XXX months and XXX months, as provided in the OTS tables, when estimating the fair value of MSRs at December 31, 2007 and 2006, respectively. As the carrying value of the company's mortgage servicing rights was less than the estimated fair value at December 31, 2007 and 2006, no impairment existed.

          MSRs decreased $XXX,000 during 2007. The Corporation capitalized $XX,000, amortized $XXX,000 and did not sell any MSRs. The principal balance of loans serviced was $1XX.X million at December 31, 2007 compared with $1XX.X million at December 31, 2006 with the decrease due to amortization and pre-payments of existing loans serviced exceeding originations of new loans sold with servicing retained. The carrying value of MSRs was $0.X million, or 0.XX% on loans serviced at December 31, 2007 compared with $0.X million, or 0.XX% on loans serviced at December 31, 2006."


Tri City Bankshares Corporation acknowledges that it is responsible for the adequacy and accuracy of disclosures in its filings, staff comments or changes in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and our company may not assert staff comments as a defense in any proceeding initiated by the Commission.

Feel free to contact me or the president of our subsidiary bank, Ronald K. Puetz, (414) 761-1610 should you have any questions concerning our response.

Very truly yours,

TRI CITY BANKSHARES CORPORATION

/s/HENRY KARBINER, JR.
----------------------
Henry Karbiner, Jr.
Chairman of the Board, CEO